BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Holdings (As of December 31, 2019)

Quantity	Description	Ticker	Current	Percentage
40	Berkshire Hathaway Inc. Class A	BRK.A	13,583,600.00	35.21%
47,000	Brookfield Asset Management Inc. Cla	BAM	2,716,600.00	7.04%
29,000	Carmax, Inc.	KMX	2,542,430.00	6.59%
62,000	Lkq Corporation	LKQ	2,213,400.00	5.74%
16,000	Cimpress N.V.	CMPR	2,012,320.00	5.22%
110,000	Hanesbrands Inc.	HBI	1,633,500.00	4.23%
30,000	Wells Fargo & Co.	WFC	1,614,000.00	4.18%
1,100	Alphabet, Inc. Class C	GOOG	1,470,722.00	3.81%
12,000	T. Rowe Price Associates Inc.	TROW	1,462,080.00	3.79%
9,000	Fedex Corporation	FDX	1,360,890.00	3.53%
40,000	Suncor Energy Inc.	SU	1,312,000.00	3.40%
11,000	Alliance Data Systems Corporation	ADS	1,234,200.00	3.20%
13,000	Ingredion Incorporated	INGR	1,208,350.00	3.13%
74,000	Prosus N.V.	PROSY	1,102,607.40	2.86%
6,000	American Express Company	AXP	746,940.00	1.94%
	Cash & Miscellaneous		2,369,038.36	6.14%
	Net Assets		38,582,677.76	100.00%

The information provided should not be considered a recommendation to purchase or sell a particular security and there is no assurance that, as of the date of publication, the securities purchased remain in a Fund's portfolio or that securities sold have not been repurchased. There can be no assurance that the Fund will buy, sell, or hold any particular security after the date referred to above.

Past Performance Is No Guarantee Of Future Results
Read The Prospectus Carefully Before You Invest Or Send Money

BLUE CHIP INVESTOR FUND

CAPITALIZING ON THE PROFITABILITY OF BLUE CHIP STOCKS

Performance

Average Annual Total Returns (%) As of 12/31/19

	1 Year	3 Year	5 Year	10 Year
Blue Chip Investor Fund	20.91%	6.73%	6.50%	10.10%

Average annual total returns include changes in share price and reinvestment of dividends and capital gains. The inception date of the Blue Chip Investor Fund was January 1, 2002.

Performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-Funds.

Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-Funds. The prospectus should be read carefully before investing.